1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 11, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/09/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/08/16: Related information regarding the buying of Fubon Taiwan Selected Fund for NT$1,000,000,000

2.	Announcement on 2007/08/16: Related information regarding the buying of Fubon Taiwan Selected Fund for NT$1,000,000,000

3.	Announcement on 2007/08/20: Related information regarding the buying of JPMorgan Funds - Global Convertibles Fund (EUR) (ISIN CODE: LU0129414396)(B) for NT$491,450,000

4.	Announcement on 2007/08/21: Related information regarding the buying of Fidelity European High Yield Fund for NT$301,716,841

5.	Announcement on 2007/08/21: Related information regarding the buying of Fidelity US High Yield Fund for NT$339,823,149

6.	Announcement on 2007/08/23: The procurement for 2G Network Performance-Maintained Project in 2007

7.	Announcement on 2007/08/27: Related information regarding the selling of Fidelity Euro Bond Fund for NT$359,520,000

8.	Announcement on 2007/08/28: To announce that the board approved important resolutions

9.	Announcement on 2007/08/28: Chunghwa Telecom to conduct share repurchase

10.	Announcement on 2007/08/29: The Taiwan high court adjudicated on the lawsuit of CT-2 switching dispute

11.	Announcement on 2007/08/30: Chunghwa Telecom held investor conference for 1H07 operation results

12.	Announcement on 2007/08/30: To announce the differences for the first half of 2007 financial statements between ROC GAAP and US GAAP

13.	Announcement on 2007/08/30: Related information regarding the buying of Cathay Chung Hwa No. 1 Fund for NT$1,000,000,000

14.	Announcement on 2007/08/30: Related information regarding the buying of HSBC Taiwan Balanced Strategy Fund for NT$1,000,000,000

15.	Announcement on 2007/08/30: Related information regarding the buying of Cathay Chung Hwa No. 1 Fund for NT$1,000,000,000

16.	Announcement on 2007/08/30: Related information regarding the buying of HSBC Taiwan Balanced Strategy Fund for NT$1,000,000,000

17.	Announcement on 2007/08/31: Announcement on purchasing a piece of land, measured 1136.5 square meters, from the National Property Administration at the price of NT$409,140,000

18.	Announcement on 2007/08/31: To clarify the report regarding the company spending NT$4 billion to cooperate with the government driving the stock market

19.	Announcement on 2007/09/4: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

20.	Announcement on 2007/09/5: Complementary announcement of related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

21.	Announcement on 2007/09/6: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

22.	Announcement on 2007/09/7: Chunghwa’s statement on the news regarding Foxconn’s claim for provisional injunction to the company

23.	Announcement on 2007/09/7: Related information regarding the buying of Fuh Hwa Power Fund III for NT$1,000,000,000

24.	Announcement on 2007/09/7: Related information regarding the buying of Fuh Hwa Power Fund III for NT$1,000,000,000

25.	Announcement on 2007/09/7: The procurement for 3G System Expansion in 2007

26.	Announcement on 2007/09/10: Chunghwa Telecom announced its revenues of NT$15.96 billion for August 2007

27.	Announcement on 2007/09/10: Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

28.	Announcement on 2007/09/10: Aug. 2007 sales

EXHIBIT 1

Related information regarding the buying of Fubon Taiwan Selected Fund for NT$1,000,000,000

Date of events: 2007/08/16

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fubon Taiwan Selected Fund

2. Date of occurrence of the event: 2007/08/16

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 99.50%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.22%; 0.25%; NT$43,914,148,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.00

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 2

Related information regarding the buying of Fubon Taiwan Selected Fund for NT$1,000,000,000

Date of events: 2007/08/16

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fubon Taiwan Selected Fund

2. Date of occurrence of the event: 2007/08/16

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fubon Asset Management

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 99.50%

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.22%; 0.25%; NT$65,806,771,000

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.00

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 3

Related information regarding the buying of JPMorgan Funds - Global Convertibles Fund (EUR) (ISIN CODE: LU0129414396)(B) for NT$491,450,000

Date of events: 2007/08/20

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JPMorgan Funds - Global Convertibles Fund (EUR)

2. Date of occurrence of the event: 2007/05/24~2007/08/20

3. Volume, unit price, and total monetary amount of the transaction: 868,197.5800 Units; NT$12.8900~12.4100; NT$491,450,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JPMorgan Asset Management (Europe) S.a r.l.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; Finance Department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 868,197.5800 Units; NT$491,450,000; 0.55%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.76%; 1.99%; NT$65,806,771,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.41

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 4

Related information regarding the buying of Fidelity European High Yield Fund for NT$301,716,841

Date of events: 2007/08/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fidelity European High Yield Fund

2. Date of occurrence of the event: 2006/08/01~2007/08/21

3. Volume, unit price, and total monetary amount of the transaction: 712,448.4000 Units; NT$405.0000~444.0000; NT$301,716,841

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fidelity Investments (Taiwan) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; Finance Department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 2,071,936.3100 Units; NT$811,119,841; 1.13%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.76%; 1.99%; NT$65,806,771,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$444.0000

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the buying of Fidelity US High Yield Fund for NT$339,823,149

Date of events: 2007/08/21

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fidelity US High Yield Fund

2. Date of occurrence of the event: 2007/04/25~2007/08/21

3. Volume, unit price, and total monetary amount of the transaction: 850,778.5600 Units; NT$356.2000~407.0000; NT$339,823,149

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fidelity Investments (Taiwan) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; Finance Department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 1,813,298.9600 Units; NT$710,142,379; 1.54%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.76%; 1.99%; NT$65,806,771,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$356.2000

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 6

The procurement for 2G Network Performance-Maintained Project in 2007

Date of events: 2007/08/23

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): 2G Network Performance-Maintained Project in 2007

2. Date of the occurrence of the event: 2007/08/23

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$618,800,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nortel Networks Limited

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: No

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: No

16. Concrete purpose or use of the acquisition or disposition: 2G Network Performance-Maintained of Chunghwa Telecom Co., Ltd.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: No

EXHIBIT 7

Related information regarding the selling of Fidelity Euro Bond Fund for NT$359,520,000

Date of events: 2007/08/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fidelity Euro Bond Fund

2. Date of occurrence of the event: 2007/07/18~2007/08/27

3. Volume, unit price, and total monetary amount of the transaction: 707,643.86 Units; NT$521.7500~500.0800; NT$359,520,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fidelity Investments (Taiwan) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$18,322,128

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 3,731.37 Units; NT$1,865,988; 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.76%; 1.99%; NT$65,806,771,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$500.08

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 8

To announce that the board approved important resolutions

Date of events: 2007/08/28

Contents:

1. Date of occurrence of the event: 2007/08/28

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Following resolutions were approved by the board:

(1) The investment in the installation of ST-1 follow-on satellite

(2) To establish “Property development & management” subsidiary and set up a preparatory department to proceed related preparation affairs of the subsidiary.

(3) To repurchase 250,000,000 shares

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom to conduct share repurchase

Date of events: 2007/08/28

Contents:

1. Date of the board of directors resolution: 2007/08/28

2. Purpose of the share repurchase: Return excess cash to shareholders and improve the Company’s capital structure.

3. Type of shares to be repurchased: Common shares

4. Ceiling on total monetary amount of the share repurchase: NT$273,155,951,867

5. Scheduled period for the repurchase: 2007/08/29~2007/10/28

6. Number of shares to be repurchased: 250,000,000 shares

7. Repurchase price range: NT$38.36~NT$85.23

8. Method for the repurchase: Buying shares in the open market

9. Ratio of the shares to be repurchased to total issued shares of the Company: 2.35%

10. Number of the Company’s own shares held at the time of reporting: 0

11. Status of repurchases within three years prior to the time of reporting: 192,000,000 shares were repurchased during 2006/2/10~2006/4/7

12. Status of repurchases that have been reported but not yet completed: None

13. Minutes of the board of directors meeting that resolved for the share repurchase: At an extraordinary session of its board of directors, Chunghwa Telecom decided to conduct a share repurchase or buy-back.

14. The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: NA

15. The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: NA

16. Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The Company expects to repurchase 250 million ordinary shares, representing 2.35% of the company’s total outstanding shares. The board of directors proved its capital maintenance will not be affected.

17. Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: MasterLink Securities co. proved the reasonableness of the share repurchase price.

18. Other particular specified by the Securities and Futures Bureau: None

EXHIBIT 10

The Taiwan high court adjudicated on the lawsuit of CT-2 switching dispute

Date of events: 2007/08/29

Contents:

1. Name of the reporting media: The Liberty Times

2. Date of the report: 2007/08/29

3. Content of the report: The Taiwan high court decided to dismiss the second instance of the company regarding CT-2 switching dispute on August 28, 2007.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company has had settlement with The Taiwan Mobile company and TransAsia Telecom

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Chunghwa Telecom held investor conference for 1H07 operation results

Date of events: 2007/08/30

Contents:

1. Date of the investor/press conference: 2007/08/30

2. Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/chtir

4. Any other matters that need to be specified: none.

EXHIBIT 12

To announce the differences for the first half of 2007 financial statements between ROC GAAP and US GAAP

Date of events: 2007/08/30

Contents:

1. Date of occurrence of the event: 2007/08/30

2. Cause of occurrence: To announce the differences for the first half of 2007 financial statements between ROC GAAP and US GAAP

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the “Company”) reported consolidated net income contributed to shareholders of the parent of NT$24,598,845 thousand, earnings per share of NT$2.31 for the first half of 2007, total assets of NT$478,935,376 thousand, total liabilities of NT$87,684,321 thousand, and total shareholders’ equity of NT$391,251,055 thousand (including minority interest of NT$2,286,211 thousand) as of June 30, 2007. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$26,401 million, earnings per share of NT$2.48 for the first half of 2007, total assets of NT$416,503 million, total liabilities of NT$102,186 million, minority interest of NT$2,229 million and total shareholders’ equity of NT$312,088 million as of June 30, 2007. The differences between ROC GAAP and US GAAP followed by the Company mainly come from employees’ bonus, remuneration for directors and supervisors, depreciation expenses, gains on sale of fixed assets, and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 13

Related information regarding the buying of Cathay Chung Hwa No. 1 Fund for NT$1,000,000,000

Date of events: 2007/08/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Cathay Chung Hwa No. 1 Fund

2. Date of occurrence of the event: 2007/08/30

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Cathay Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 95.50%

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.49%; 0.60%; NT$47,980,917,000

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: N/A

15. Net worth per share of company underlying securities acquired or disposed of: 10.00

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 14

Related information regarding the buying of HSBC Taiwan Balanced Strategy Fund for NT$1,000,000,000

Date of events: 2007/08/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Taiwan Balanced Strategy Fund

2. Date of occurrence of the event: 2007/08/30

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; Finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 99.90%

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.49%; 0.60%; NT$47,980,917,000

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: N/A

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.00

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 15

Related information regarding the buying of Cathay Chung Hwa No. 1 Fund for NT$1,000,000,000

Date of events: 2007/08/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Cathay Chung Hwa No. 1 Fund

2. Date of occurrence of the event: 2007/08/30

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Cathay Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; Finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 95.50%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.49%; 0.60%; NT$47,980,917,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: 10.00

16. Do the directors have any objection to the present transaction?: N/A

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 16

Related information regarding the buying of HSBC Taiwan Balanced Strategy Fund for NT$1,000,000,000

Date of events: 2007/08/30

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Taiwan Balanced Strategy Fund

2. Date of occurrence of the event: 2007/08/30

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; Finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 99.90%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.49%; 0.60%; NT$47,980,917,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.00

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 17

Announcement on purchasing a piece of land, measured 1136.5 square meters, from the National Property Administration at the price of NT$ 409,140,000

Date of events: 2007/08/31

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Land located at No.211, sublot 4, lot Jin-hua, Da-an District, Taipei City (1/2 holdings)

2. Date of the occurrence of the event: 2007/08/31

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: 1136.5 square meters, equivalent to 343.79 p’ing. Unit price is NT$360,000 per square meter, and total transaction price is NT$ 409,140,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): National Property Administration, Ministry of Finance

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): One time payment by 2007/09/03

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: According to the payment notification of National Property Administration No. 096AD0000527 on 2007/08/06

10. Name of the professional appraisal institution and its appraisal amount: N/A (The transaction price is in accordance with National Property Administration’s appraisal)

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: To obtain the complete ownership of the land for further development

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 18

To clarify the report regarding the company spending NT$4 billion to cooperate with the government driving the stock market

Date of events: 2007/08/31

Contents:

1. Name of the reporting media: China Times

2. Date of the report: 2007/08/31

3. Content of the report: The company spends NT$4 billion to cooperate with the government driving the stock market

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company’s share price has been relatively low owing to the impact of sub-prime mortgage crisis and the continuing sold out by QFII in the last two months. So as the company decided to conduct a share repurchase program in order to maintain its credit and shareholders’ interest. In addition, the company is expected to still hold large cash position after its returning cash to shareholders by conducting capital reduction and share repurchase programs. Therefore, the company decided to invest in domestic private placement on Balanced Fund to diversify the allocation of the assets. This is of management’s efforts to maximize shareholders’ return rather than that as reported.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 19

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/04

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/09/04

2. Number of shares repurchased this time: 6,062,000

3. Type of shares repurchased this time: Common stock

4. Total monetary amount of shares repurchased this time: 350,967,109

5. Average repurchase price per share this time: 57.90

6. Cumulative number of own shares held during the repurchase period: 13,621,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.13%

8. Any other matters that need to be specified: None

EXHIBIT 20

Complementary announcement of related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/05

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/08/31

2. Number of shares repurchased this time: 7,559,000

3. Type of shares repurchased this time: Common stock

4. Total monetary amount of shares repurchased this time: 434,552,762

5. Average repurchase price per share this time: 57.49

6. Cumulative number of own shares held during the repurchase period: 7,559,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.07%

8. Any other matters that need to be specified: The company has announced the value of shares repurchased under the section of Share Buyback Information on MOPS on 2007/08/31, but not announced it under the section of Material Information.

EXHIBIT 21

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/06

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/09/06

2. Number of shares repurchased this time: 6,881,000

3. Type of shares repurchased this time: Common stock

4. Total monetary amount of shares repurchased this time: 400,238,589

5. Average repurchase price per share this time: 58.17

6. Cumulative number of own shares held during the repurchase period: 20,502,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.19%

8. Any other matters that need to be specified: None

EXHIBIT 22

Chunghwa’s statement on the news regarding Foxconn’s claim for provisional injunction to the company

Date of events: 2007/09/07

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/09/07

3. Content of the report: FOXCONN applying for a provisional injunction, Chunghwa Telecom counterattacking.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: To assert the provisional injunction application does not comply with the law and is groundless, Chunghwa Telecom has submited its defenses to the court and applied for an counter security appeal.

6. Countermeasures: As above explaination

7. Any other matters that need to be specified: None

EXHIBIT 23

Related information regarding the buying of Fuh Hwa Power Fund III for NT$1,000,000,000

Date of events: 2007/09/07

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Fuh Hwa Power Fund III

2. Date of occurrence of the event: 2007/09/07

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh Hwa Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; Finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 99.50%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.49%; 0.60%; NT$47,980,917,000

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.00

16. Do the directors have any objection to the present transaction?: N/A

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 24

Related information regarding the buying of Fuh Hwa Power Fund III for NT$1,000,000,000

Date of events: 2007/09/07

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuh Hwa Power Fund III

2. Date of occurrence of the event: 2007/09/07

3. Volume, unit price, and total monetary amount of the transaction: 100,000,000 Units; NT$10.00; NT$1,000,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh Hwa Asset Management; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): None

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 100,000,000 Units; NT$1,000,000,000; 99.50%

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.49%; 0.60%; NT$47,980,917,000

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: N/A

15. Net worth per share of company underlying securities acquired or disposed of: NT$10.00

16. Do the directors have any objection to the present transaction?: N/A

EXHIBIT 25

The procurement for 3G System Expansion in 2007

Date of events: 2007/09/07

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): 3G System Expansion in 2007

2. Date of the occurrence of the event: 2007/09/07

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$2,788,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nokia Siemens Networks Oy

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contracts

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: None

13. Has an appraisal report not yet been obtained?: None

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: The 3G System Expansion of Chunghwa Telecom

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 26

Chunghwa Telecom announced its revenues of NT$15.96 billion for August 2007

Date of events: 2007/09/10

Contents:

1. Date of occurrence of the event: 2007/09/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenues for Aug. 2007 were NT$15.96 billion. The unaudited accumulated income from operations for January to Aug. was NT$43.0 billion, net income was NT$34.1 billion and EPS was NT$3.21.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 27

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/10

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/09/10

2. Number of shares repurchased this time: 9,030,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 523,808,703

5. Average repurchase price per share this time: 58.01

6. Cumulative number of own shares held during the repurchase period: 29,532,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.28%

8. Any other matters that need to be specified: None

EXHIBIT 28

Chunghwa Telecom

September 10, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug. 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Aug	Invoice amount	18,137,466	18,312,078	- 174,612	-0.95%
Jan - Aug	Invoice amount	141,633,480	140,553,216	1,080,264	0.77%
Aug	Net sales	15,963,690	15,653,865	309,825	1.98%
Jan - Aug	Net sales	123,966,275	121,803,959	2,162,316	1.78%

b Trading purpose : None